UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

13 October 2005
Number 39/05

BHP BILLITON UPDATE ON US GULF OF MEXICO OPERATIONS

BHP Billiton's petroleum exploration and production operations in the US Gulf of Mexico (GoM) have recommenced following Hurricane Rita. After completing necessary inspections, both the Mad Dog and Genesis fields have safely resumed production. The West Cameron 76, Starlifter, Green Canyon 18-Ewing Bank 988, and Green Canyon 60 fields are in various stages of start-up and are expected to resume in the next few days and weeks. This schedule is dependent on the resumption of third-party downstream infrastructure, including pipelines, onshore terminals and other facilities.

BHP Billiton's share of production from the GoM for the 12-month period ended June 30, 2005 was approximately 25,000 barrels of oil equivalent per day (boe/d). As of October 10, the company's production level had returned to about forty percent of this rate.

As previously disclosed, the Typhoon facility was heavily damaged by Hurricane Rita. The timing of production resumption from the Typhoon and Boris oil and gas fields is unclear. For the 12-month period ending June 30, 2005, 4.3 million barrels of oil and 7.1 billion cubic feet of natural gas were produced through the Typhoon facility (BHP Billiton share: equivalent to approximately 15,000 boe/d). In the current financial year, production through Typhoon was expected to be less than 5 percent of the company's total oil and gas production.

The operator of the Typhoon field (Chevron) has formed two teams; an investigation team has been charged with determining why the facility was lost and a restoration team will recommend how best to restore Typhoon-Boris production. It is too early to speculate on the findings and recommendations from either team. We expect the investigation team to take several weeks and the restoration team to take several months to complete their work.

The company holds both property damage and business interruption insurance in relation to the assets in the GoM. The likely recovery from insurance is not known at this stage.

Among other activities, the company's GoM exploration and development drilling operations have resumed. As a result of Hurricanes Katrina and Rita, all well schedules have been delayed by 4-6 weeks. The effect that these delays will have on production in future years is difficult to assess at this time.

The company does not currently see any impact on the first-oil schedules for its Atlantis or Neptune developments. The Atlantis field is the next BHP Billiton development to come on-stream. This is still anticipated during the third quarter of 2006. However, flow-on effects from further delays with third-party service providers to other projects or unusually severe marine conditions over the next 12 months cannot be ruled out.

For the current financial year, BHP Billiton's net oil and gas production is likely to be as much as 10 million boe lower than previous guidance. Approximately 4.5 million boe of this is associated with GoM operations, which assumes loss of production from Typhoon for the balance of the fiscal year. Unplanned outages in Australia account for 1.5 million boe of lower production. The balance relates to our Production Sharing and Risk Sharing Contracts, whereby increasing oil prices reduce the company's production share.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 13 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary